Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

July 13 & July 16, 2009

Item 3

News Release

News releases were issued on July 13 and July 16, 2009 and disseminated by Marketwire and Canada Stockwatch.

Item 4

Summary of Material Change

The Company announced on July 13, 2009 that all credit approvals from lenders were in place for a US $235 million debt financing for the Bisha project in Eritrea;  on July 16, 2009, the Company announced the financial closing of the debt facilities as reported previously.

Item 5

Full Description of Material Change

The debt package is a mix of senior and subordinated loans from a lending group comprised of seven institutions from Europe and South Africa. The arrangements include an available cost over-run facility of US $30 million that will be in addition to a contingency allowance of US $32 million in the budget.  Utilization of the debt facilities is expected in the next few weeks after certain conditions are met, including the registration of security, final letters from governments and final insurance arrangements.  Copies of news releases attached.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Clifford T. Davis

Telephone:  (604) 623-4700

Item 9

Date of Report

July 17, 2009

N E W S R E L E A S E

                July 13, 2009

Bisha Project Finance Approvals - US$235 million

Nevsun Resources Ltd., (NSU-TSX/NYSE AMEX) is very pleased to announce that its Bisha Project in Eritrea has received all required credit approvals from the project finance lenders for debt facilities totaling $235 million. Documentation of the facilities has been progressing in parallel and financial close is expected shortly. All amounts are expressed in United States dollars.

The debt package is a mix of senior and subordinated loans from a lending group comprised of seven institutions from Europe and South Africa. The arrangements include an available cost over-run facility of $30 million that will be in addition to a contingency allowance of $32 million in the budget. The Project is now more than one third completed, and the forecast cost to complete remains on budget.

Endeavour Financial is the Company’s project finance advisor.

At recent metal prices, the Project is expected to generate enough cash in the first two and a half years to repay all debt facilities, as well as fund the copper phase mine expansion during the same period. The projected operating cash costs for gold production are estimated to be less than $230/oz, including royalties. The after tax internal rate of return of the Project, using recent metal prices and including the cost of finance, is approximately 54%.

The mine is expected to start producing gold in Q3 2010. A recent update on the Project itself can be found in the Company’s Q1 MD&A and news release dated May 13, 2009. Photographs of progress can be found on the Nevsun web site at – http://www.nevsun.com/properties/photo_gallery/.

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning Eritrean government support, production schedule, details of the debt package and payback time, operating costs and costs to project completion, metals price projections and assumptions.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-04.doc	For further information, Contact: John Clarke (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

N E W S R E L E A S E

July 16, 2009

Bisha Project Financial Close

Nevsun Resources Ltd., (NSU-TSX/NYSE AMEX) is very pleased to announce the financial closing of debt facilities totaling $235 million for its Bisha gold-silver-copper-zinc Project in Eritrea (the “Project”).  All amounts are expressed in United States dollars.

A debt package totaling $235 million has been arranged for Bisha Mining Share Company (“BMSC”) to complete its funding arrangements to develop the Project.   The debt package is a mix of senior and subordinated loans from a lending group comprised of seven institutions (“Lenders”) from Europe and South Africa.  The arrangements include an available cost over-run facility of $30 million that will be in addition to a contingency allowance of $32 million in the Project Cost Budget (“Budget”).

The Project is now more than one third completed, and the forecast cost to complete remains on Budget.

CEO, Cliff Davis, stated “It is a tribute to the strength and quality of the Project and the support of the country that even during difficult financial markets we have managed to arrange a significant debt package to fully complete Eritrea’s first modern day major mining project.  This accomplishment has been a collaborative effort between Nevsun and our partner, the Eritrean National Mining Corporation, our current and past staff and advisors and ultimately only made possible through the support of the governments of Eritrea, Germany and South Africa. We naturally also thank the Lenders for their contribution to make this happen and look forward to their continued support.”

Summary of Estimated Project Costs and Funding:

Pre production costs:
Historic property related costs	$29	million	(exploration, pre-development, etc)
Pre production project costs	220	million
Contingency allowance	32	million
Cost overrun allowance	30	million	(management does not expect to incur)
Pre production finance costs	44	million	(includes interest, fees and a small hedge per below)
	$355	million

Funded by:
Nevsun and State of Eritrea	$120	million
Senior debt	125	million
Subordinated debt	80	million
Senior cost overrun	30	million	(management does not expect to utilize)
	$355	million

Utilization of the debt facilities is expected in the next few weeks after certain conditions are met, including the registration of security, final letters from governments and final insurance arrangements.

In connection with the debt facilities the Company is required to establish a gold price protection programme in the unlikely event that the price of gold falls below $700/oz.  The programme is a purchase of gold puts of 200,000 ounces for the first two years of production.  This ensures the Project benefits from not only the floor price of $700/oz, but also 100% of all gold prices higher than $700/oz.

The debt facilities are secured by BMSC and all of its assets, as well as by a completion guarantee from each of Nevsun and the Eritrean National Mining Corporation, to their respective contributing interests.

Endeavour Financial is the Company’s project finance advisor.

At recent metal prices, the Project is expected to generate enough cash in the first two and a half years to repay all debt facilities, as well as fund the copper phase mine expansion. The projected operating cash costs for gold production are estimated to be less than $230/oz, including royalties. The after tax internal rate of return of the Project, using recent metal prices and including the cost of finance, is approximately 54%.

The mine is expected to start producing gold in Q3 2010. A recent update on the Project itself can be found in the Company’s Q1 MD&A and news release dated May 13, 2009. Photographs of progress can be found on the Nevsun web site at – http://www.nevsun.com/properties/photo_gallery/.

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning Eritrean government support, production schedule, details of the debt package and payback time, operating costs and costs to project completion, metals price projections and assumptions.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-05.doc	For further information, Contact: John Clarke (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com